July 26, 2006

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, DC 20549

Re:

Med-Emerg International Inc.

Post-Effective Amendment No. 1/A1 to Registration Statement on Form SB-2

SEC File Number:  333-97441

Form A-W Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Med-Emerg International Inc., an Ontario corporation (the “Company”), hereby requests the immediate withdrawal of its Post-Effective Amendment No. 1/A1 (the “Post-Effective Amendment”) to its Registration Statement on Form SB-2 (File No. 333-97441) (the “Registration Statement”).  The Post-Effective Amendment was initially filed with the Securities and Exchange Commission (the “Commission”) on June 16, 2006.

The Post-Effective Amendment was incorrectly tagged as a SB-2MEF (a registration adding securities to prior Form SB-2 registration under Rule 462(b)) at the time of the filing.  Accordingly, the Company is requesting that the Post-Effective Amendment be withdrawn and is re-filing a new post-effective amendment to the Registration Statement that will include the correct EDGAR tag, as well as disclosure relating to certain material events that have occurred since the filing of the Post-Effective Amendment.

The Company confirms that no securities have been sold pursuant to the Post-Effective Amendment.

Please contact our legal counsel, Jonathan Freedman, should you have further questions regarding our request for withdrawal.  Mr. Freedman may be reached at (212) 202-0783.  Thank you for your assistance in this matter.

Very truly yours,

MED-EMERG INTERNATIONAL INC.

By:  /s/ Ramesh Zacharias_______

Name:  Dr. Ramesh Zacharias

Title:  Chief Executive Officer